

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3720

March 18, 2009

David Walters
Chairman
Remote Dynamics, Inc.
200 Chisholm Place, Suite 120
Plano, Texas 75075

      Re: **Remote Dynamics, Inc.**
              Revised Preliminary Information Statement on Schedule 14C
              Filed March 16, 2009
              File No. 0-26140

Dear Mr. Walters:

      We have completed our review of your information statement and have no further comments at this time.

                          Sincerely,

                          /s
                          Jessica Plowgian
                          Attorney-Adviser